 Exhibit 99.1

Press Release

Infosys Board inducts Professor John Etchemendy as Independent Member of the Board

Bangalore – December 4, 2014: Infosys, a global leader in consulting, technology, outsourcing and next-generation solutions, today announced the appointment of John W. Etchemendy, Provost of Stanford University and Patrick Suppes Family Professor in the School of Humanities and Sciences, as an Independent Member of its Board of Directors.

Professor Etchemendy is also a faculty member of the Symbolic Systems Program and a senior researcher at the Center for the Study of Language and Information (CSLI). He has received the Dean’s Award for Excellence in Teaching (1988), and the Bing Award for Excellence in Teaching (1992). In addition, he is also the recipient of the Educom Medal for leadership in the application of technology to teaching. Professor Etchemendy received his B.A. and M.A. in Philosophy from the University of Nevada, Reno.  He earned his doctorate in Philosophy at Stanford University.  He served on the faculty at Princeton University for two years before joining the Department of Philosophy at Stanford as a faculty member.

Professor Etchemendy is the author of numerous books and articles on logic, some co-authored with several close collaborators. He has been co-editor of the Journal of Symbolic Logic and is on the editorial board of several other journals.

Speaking about this appointment Mr. K. V. Kamath, Chairman of the Board, Infosys said, “I am pleased to welcome Professor Etchemendy to the Infosys Board. We will benefit immensely from the global experience and insight he brings to the Board as we work towards building a next-generation services company.”

Dr. Vishal Sikka, Chief Executive Officer and Managing Director, Infosys said, “Professor Etchemendy is an extraordinary teacher to me and countless other students. His joining our Board will help us strengthen, and indeed reinvent, our core foundation of learning and education. As we work towards a future where computing technologies greatly amplify human potential, and enable us to create purposeful solutions for businesses around the world, I am very excited that Infosys will have the guidance of this tireless researcher of the human-computer relationship.”

About Infosys

Infosys is a global leader in consulting, technology and outsourcing solutions. We enable clients, in more than 50 countries, to stay a step ahead of emerging business trends and outperform the competition. We help them transform and thrive in a changing world by co-creating breakthrough solutions that combine strategic insights and execution excellence.

Visit www.infosys.com to see how Infosys (NYSE: INFY), with US$8.25 B in annual revenues and 165,000+ employees, is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2014 and on Form 6-K for the quarter ended September 30, 2014. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. In addition, please note that the date of this press release is mentioned at the beginning of the release, and any forward-looking statements contained herein are based on assumptions that we believe to be reasonable as of this date. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For further information please contact:

Sarah Vanita Gideon
Infosys Ltd, India
Phone: +91 99006 47673
Sarah_Gideon@infosys.com